SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             TOWER AUTOMOTIVE, INC.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $17.125 OR MORE
                         (Title of Class of Securities)

                                    891707101
                      (CUSIP Number of Class of Securities)

                                Anthony A. Barone
                             Chief Financial Officer
                              5211 Cascade Road, SE
                          Grand Rapids, Michigan 49546
                                 (616) 802-1600
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and communications on Behalf of
                         the Person(s) Filing Statement)

                                 With a copy to:
                              Michael G. Wooldridge
                     Varnum, Riddering, Schmidt & HowlettLLP
                              333 Bridge Street, NW
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee
          $6,001,956.7                                  $1,200.39**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,688,000 shares of common stock of the company having an aggregate value of $6,001,956.7, will be exchanged in response to this offer. The aggregate value of the options was calculated based on the Black-Scholes Option Pricing Model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1 percent of the value of the transaction.

** Previously Paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable.     Filing party:     Not applicable.
Form of registration No.:  Not applicable.     Date filed:       Not applicable

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET

     The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO with repsect to the offer by Tower Automotive, Inc., a Delaware corporation, to purchase from certain of its current employees, all outstanding options to purchase shares of its common stock having an exercise price of $17.125 or greater for shares of Restricted Stock, as defined in the Offer to Purchase, dated July 25, 2001.

     This Amendment includes a Supplement to the Company's Tender Offer to extend the expiration of the offer from Thursday, August 30, 2001, to Friday, September 14, 2001.

ITEM 12. EXHIBITS

     (a)  (1) Offer to Purchase, dated July 25, 2001.*

          (2)  Form of Letter of Transmittal.*

          (3)  Form of Letter and Memorandum to Holders.*

          (4) Tower Automotive, Inc. Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.*

          (5) Tower Automotive, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, incorporated herein by reference.*

          (6) Tower Automotive, Inc. Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001, incorporated herein by reference.*

          (7) Supplement, dated August 27, 2001, to Offer to Exchange dated July 25, 3001.

     (d) (1.1) Tower Automotive, Inc. 1994 Key Colleague Stock Option Plan, incorporated by reference to Exhibit 10.18 to Tower Automotive Inc.'s Registration Statement on Form S-1 (33-80320).*

     (1.2)Form  of  Tower   Automotive,   Inc.'s   Long-Term   Incentive   Plan,
incorporated by reference to Exhibit No. 4 to Tower Automotive, Inc.'s Registration Statement on Form S-8 (333-59664).*

     (2.1)Form of Restricted Share Grant Agreement for Awards pursuant to Tower Automotive, Inc.'s Long-Term Incentive Plan.*

     (b), (g) and (h) Not applicable.

     *Previously filed.

                                     SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                     TOWER AUTOMOTIVE, INC.



                                     By: /s/ Anthony A.Barone
                                     Anthony A. Barone
                                     Chief Financial Officer

Dated: August 27, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION

   A1     -    Offer to Purchase, dated July 25, 2001.*

   A2     -    Form of Letter of Transmittal.*

   A3     -    Form of Letter and Memorandum to Holders.*

   A4     -    Tower  Automotive,  Inc.  Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.*

   A5     -    Tower  Automotive,  Inc.  Quarterly  Report  on Form 10-Q for the
               quarter ended March 31, 2001, incorporated herein by reference.*

   A6     -    Tower  Automotive,  Inc.  Quarterly Report on Form 10-Q/A for the
               quarter ended June 30, 2001, incorporated herein by reference.*

   A7     -    Supplement,  Dated  August 27, 2001,  to Offer to Exchange  dated
               July 25, 2001.

   D1.1   -    Tower  Automotive,  Inc.  1994 Key  Colleague  Stock Option Plan,
               incorporated by reference to Exhibit 10.18 to Tower Automotive, Inc.'s Registration Statement on Form S-1 (33-80320).*

   D1.2   -    Tower Automotive,  Inc. Long-Term Incentive Plan, incorporated by
               reference   to  Exhibit  No.  4  to  Tower   Automotive,   Inc.'s
               Registration Statement on Form S-8 (333-59664).*

   D2.1   -    Form of Restricted  Share Grant  Agreement for Awards Pursuant to
               the Tower Automotive, Inc. Long-Term Incentive Plan.*

---------------------
*Previously Filed

                                  EXHIBIT A(7)

             SUPPLEMENT, DATED AUGUST 27, 2001, TO OFFER TO PURCHASE
        CERTAIN OUTSTANDING OPTIONS HAVING AN EXERCISE PRICE EQUAL TO OR
          GREATER THAN $17.125 PER SHARE FOR SHARES OF RESTRICTED STOCK
                               DATED JULY 25, 2001

                             TOWER AUTOMOTIVE, INC.


            THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY NIGHT, SEPTEMBER 14, 2001, UNLESS
                              THE OFFER IS EXTENDED


     The expiration date of the offer has been extended from midnight, Eastern Time, on Thursday night, August 30, 2001, to 12:00 midnight, Eastern Time, on Friday night, September 14, 2001.

     Tower Automotive, Inc. is offering to purchase certain options to acquire shares of our common stock that have an exercise price equal to or greater than $17.125 per share, which are outstanding under the 1994 Key Colleague Stock Option Plan or the Long-Term Incentive Plan (the "Plans"). The purchase price of each option will be paid in common stock, which will be issued as "restricted stock" under the terms of the Company's Long-Term Incentive Plan.

     This Supplement amends and supplements our offer to purchase outstanding options with an exercise price of $17.125 or more, dated July 25, 2001, and the related letters of transmittal previously delivered to you. We are amending and restating questions 13 and 15 of the Summary Term Sheet, the Forward-Looking statements section, and Sections 4, 7, 10, and 19 of the offer to purchase, which address "Withdrawal Rights," "Conditions of the Offer," "Information About Us--Certain Financial Information," and "Miscellaneous."

     This Supplement does not otherwise alter the terms and conditions of the offer, as previously set forth in the offer to purchase, and should be read in conjunction with the offer to purchase and the related letter of transmittal.

     NEITHER THE COMPANY, THE ENTERPRISE LEADERSHIP TEAM, NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER OPTIONS. WE HAVE BEEN ADVISED THAT MOST OF THE MEMBERS OF OUR ENTERPRISE LEADERSHIP TEAM, THAT HAVE OPTIONS ELIGIBLE FOR TENDER, INTEND TO TENDER OPTIONS PURSUANT TO THIS OFFER. NON-EMPLOYEE DIRECTORS AND NON-COLLEAGUES (INCLUDING FORMER COLLEAGUES) ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER.

     Shares of our common stock are listed and traded on the New York Stock Exchange under the symbol "TWR." As of August 24, 2001, the closing price of our common stock, as reported on the NYSE, was $12.30 per share. We urge you to obtain current market quotations for our common stock.

     You should direct questions or requests for assistance or for additional copies of this offer to purchase or the letter of transmittal to Richard S. Burgess, Tower Automotive, Inc., 5211 Cascade Road, SE, Grand Rapids, Michigan (telephone: (616) 802-1605).

                              IMPORTANT INFORMATION

     Any option holder desiring to tender his or her options for purchase should complete and sign the letter of transmittal (sent to you with the Offer to Purchase, dated July 25, 2001), or a facsimile thereof, in accordance with the instructions in the letter of transmittal, and mail or otherwise deliver it and any other required documents, including the option agreement(s) that evidence the options to be surrendered, to us at our address set forth on the transmittal letter.

     This offer is not being made to, nor will any tender of options be accepted from or on behalf of, optionholders in any jurisdiction in which the making of this offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make this offer to optionholders in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS


Introductory Statement.........................................................1

Summary Term Sheet.............................................................1

         Q.  13   WHEN DOES THE OFFER EXPIRE?  CAN THE COMPANY EXTEND
                  THE OFFER AND, IF SO, HOW WILL YOU BE NOTIFIED?..............1

         Q.  15   DURING WHAT PERIOD OF TIME CAN YOU WITHDRAW PREVIOUSLY
                  TENDERED OPTIONS?............................................1

Forward-Looking Statements.....................................................1

The Offer......................................................................2

4.       WITHDRAWAL RIGHTS.....................................................2

7.       CONDITIONS OF THE OFFER...............................................3

10.      CERTAIN INFORMATION ABOUT US--CERTAIN FINANCIAL
         INFORMATION...........................................................4

19.      MISCELLANEOUS.........................................................5

                             INTRODUCTORY STATEMENT

     The following information amends and supplements our offer to purchase, dated July 25, 2001. We are extending the expiration date of the offer from 12:00 midnight, Eastern Time, on Thursday night, August 30, 2001, to 12:00 midnight, Eastern time, on Friday night, September 14, 2001. Pursuant to this Supplement, we are amending and restating questions 13 and 15 of the Summary Term Sheet, the Forward-Looking Statements section, and Sections 4, 7, 10, and 19, as set forth below. This Supplement does not otherwise alter the terms and conditions previously set forth in the offer to purchase, and should be read in conjunction with that offer and the related letter of transmittal.

SUMMARY TERM SHEET

Q.13 WHEN DOES THE OFFER EXPIRE? CAN THE COMPANY EXTEND THE OFFER AND, IF SO, HOW WILL YOU BE NOTIFIED?

     The offer expires on Friday, September 14, 2001, at 12:00 midnight, eastern time, unless it is extended by us. We may extend the offer at any time but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., eastern time, on Monday, September 17, 2001. Otherwise, you will not receive any notification of the expiration of this offer.

Q.15 DURING WHAT PERIOD OF TIME CAN YOU WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your tendered options at any time before 12:00 midnight Eastern Time on Friday, September 14, 2001. If the offer is extended beyond that time, you may withdraw your tendered options at any time until the expiration of the offer. To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. Once withdrawn, you may retender options only by again following the delivery procedures described above. In addition, you will also have the right to withdraw your tendered options after September 19, 2001, unless those options have been accepted by us by that time.

                           FORWARD-LOOKING STATEMENTS

     All statements, other than statements of historical fact, included in this offer to purchase are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this offer to purchase, the words "anticipate," believe," "estimate," "expect," "intends," and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Various economic and competitive factors could cause actual results to differ materially from those discussed in such forward-looking statements, including factors which are outside the control of the Company, such as risks

Company's reliance on major customers and selected models; (iii) the cyclicality and seasonality of the automotive market; (iv) the failure to realize the benefits of recent acquisitions and joint ventures; (v) obtaining new business on new and redesigned models; (vi) the Company's ability to continue to implement its acquisition strategy; and (vii) the highly competitive nature of the automotive supply industry. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

     The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. The Act does not provide for this protection for transactions such as this offer to purchase, to the extent it constitutes a tender offer, and may not be available for any forward-looking statements contained in this offer to purchase.

                                   THE OFFER

4.       WITHDRAWAL RIGHTS.

     You may only withdraw your tendered options in accordance with the provisions of this Section 4. You may withdraw your tendered options at any time before 12:00 midnight Eastern Time, on September 14, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the expiration of the offer. Also, if we do not accept the options offered for tender on or before September 19, 2001, you will have the right to withdraw your options after that date.

     To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the optionholder who tendered the option to be withdrawn, the grant date, the exercise price and the options to be withdrawn. Although you may withdraw some or all of your tendered options, you may not withdraw only a portion of the options that are subject to the same grant (i.e., those options having the same grant date and exercise price). Except as described in the following sentence, the notice of withdrawal must be executed by the optionholder who tendered the options to be withdrawn. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, signor's full title and proper evidence of that authority to act in such capacity must be indicated on the notice of withdrawal. Withdrawals may not be rescinded, and any options withdrawn will thereafter be deemed not properly tendered for purposes of the offer unless such withdrawn options are properly retendered prior to the Expiration Date by following the procedures described Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion; all determinations will be final and binding.

7.       CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, we will not be required to accept any eligible options tendered for purchase, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after July 25, 2001 and prior to the expiration date (September 14, 2001 unless the offer is further extended) any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

     (a) there shall have been threatened or instituted or be pending any action or proceeding by any governmental, regulatory or administrative agency or authority that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, or the issuance of restricted stock or otherwise relates in any manner to the offer, or that, in our reasonable judgment, could materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be eligible to the offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

               (1) make the acceptance for exchange of, or issuance of restricted stock for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or that otherwise relates in any manner to the offer;

               (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue restricted stock for, some or all of the tendered options;

               (3) materially impair the contemplated benefits of the offer to us; or

               (4) materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us;

     (c)      there shall have occurred:

               (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

               (2) the declaration of a banking moratorium any suspension of payments in respect of banks in the United States,

               (3) any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on July 25, 2001;

     (d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

               (1) Any person, entity or "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before July 25, 2001;

               (2) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before July 25, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding share of our common stock; or

               (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries; or

     (e) any change or changes shall have occurred in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or may materially impair the contemplated benefits of the offer to us.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date (September 14, 2001 unless the offer is further extended). We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

10.      INFORMATION ABOUT US--CERTAIN FINANCIAL INFORMATION

GENERAL

     We are a leading global designer and producer of structural components and assemblies used by every major automotive original equipment manufacturer, or "OEM," in the world. Our customers include Ford, DaimlerChrysler, General Motors, Saturn, Honda, Toyota, Nissan, Auto Alliance, Fiat, BMW and Volkswagen, as well as a number of heavy truck OEMs. We currently employ more than 13,000 colleagues in 52 locations worldwide.

     Based on revenues, we believe we are the largest independent global supplier of structural components and assemblies to the automotive market. Our principal products include:

-    Lower  vehicle   structures--full   frames,   engine  cradles,   floor  pan
     components, cross members and other large stampings;

- Body structures and assemblies--body pillars, roof rails, side sills, parcel shelves, intrusion beams and fuel filler assemblies;

- Suspension components, modules and systems--chassis and suspension modules, control arms, suspension links, track bars, spring and shock towers and trailing axles; and

- Class A surfaces and modules--body sides, pick-up box sides, door panels and fenders.

     Many of our products are critical to the structural integrity of the vehicle. Increasingly, we are using our products in combination with products manufactured by other suppliers to produce assemblies and modules consisting of multiple component parts. As a result of our design, engineering and program management capabilities, we are able to offer our customers fully integrated modules and assemblies for substantial portions of a vehicle. We have strengthened our relationships with OEMs as the ability to deliver complete assemblies and modules reduces our customers' production and inventory management costs.

CERTAIN FINANCIAL INFORMATION

     Set forth below is our selected summary historical consolidated financial information. The historical financial information has been derived from our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001. The information presented below should be read in conjunction with our consolidated financial statements and notes thereto.

                                                            (Dollars in thousands, except per share amounts)
                                                       Years ended December 31,         Six Months ended June 30,
                                                        2000             1999             2001             2000
Income Statement Data:
Revenues                                             $2,531,953       $2,170,003       $1,270,783    $1,366,384
Cost of sales                                         2,160,359        1,823,103        1,106,783     1,140,291
Selling, general and administrative expense             137,003          105,950           70,319        68,087
Amortization expense                                     21,517           15,803           12,208        10,217
Operating income                                         71,748          225,147           82,005       147,789
Interest expense, net                                    64,711           37,981           39,843        26,731
Provision for income taxes                                2,619           74,866           16,472        48,424
Net income                                               13,434          117,088           29,533        76,416

Other Data:
Basic earnings per share                             $      .29       $     2.50       $      .67    $     1.62
Diluted earnings per share                           $      .28       $     2.10       $      .63    $     1.32
Ratio of earnings to fixed charges(1)                     (2)               3.3x             1.4x          3.5x
Book value per share                                 $    14.71       $    15.51       $    16.32    $    17.09

Balance Sheet Data:
Current assets                                       $  636.677       $  558,056       $  646,949    $  620,321
Noncurrent assets                                     2,256,070        1,994,494        2,311,117     2,195,190
Working capital                                          64,003          126,940         (133,800)      176,875
Total assets                                          2,892,747        2,552,550        2,958,066     2,815,511
Current liabilities                                     572,674          431,116          780,749       443,446
Noncurrent liabilities                                1,361,228        1,135,549        1,194,967     1,302,656
Long-term debt                                        1,141,900          921,221          974,907     1,065,921
Stockholders' investment                                700,095          727,135          723,600       810,659


(1) Calculated by dividing earnings by total fixed charges. Earnings consist of net income plus income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, amortization of debt expense and a portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

(2) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

19.      MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of options residing in such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. This Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 17 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

     We declare void any representation from any option holder contained in the Letter of Transmittal to the effect that such option holder has read and understands all of the terms of the offer.


                                              Tower Automotive, Inc.


August 27, 2001
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